UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By: /s/ Victor Zhikai Gao
Name: Victor Zhikai Gao
Title: Company Secretary
Dated: March 7, 2007

EXHIBIT INDEX

Exhibit No.  Description

99.1   Notice of Extraordinary General Meeting dated March 7,  2007

Item 1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held at The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong on 30 March 2007 at 10 a.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution as Ordinary Resolution:

ORDINARY RESOLUTION
“THAT the Deposit Services and the Proposed Cap be and are hereby generally and unconditionally approved and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.”

By Order of the Board CNOOC Limited Victor Zhikai Gao Company Secretary

Hong Kong, 7 March 2007

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

Notes:

1.
The register of members of the Company will be closed from 27 March 2007 to 30 March 2007 (both dates inclusive) during which no transfer of shares will be registered. In order to qualify for voting at the EGM, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s), must be lodged with the Company’s registrar, Hong Kong Registrars Limited at Room 1806-7, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 26 March 2007.

2.	A member entitled to attend and vote at the EGM convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3.
To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy of that power or authority, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong, not less than 48 hours before the time for holding the EGM or any adjournment thereof.

4.
Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

5.
Where there are joint registered holders of any Share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the EGM personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such Share will alone be entitled to vote in respect thereof.

6.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled “Definitions” at pages 1 to 3 of the circular of the Company dated 7 March 2007.

1

As at the date of this announcement, the Board comprises of:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W.K. Cheng Sung Hong Chiu Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

2